NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09035373

Received SEC
MAR 05 2009
Washington, DC 20549

March 5, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-5-09

Keith S. Crow
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Re: ConocoPhillips
Incoming letter dated January 9, 2009

Dear Mr. Crow:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to ConocoPhillips by the Domestic and Foreign Missionary Society of the Episcopal Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Domestic and Foreign Missionary Society of the Episcopal Church
815 Second Avenue
New York, NY 10017-4503

March 5, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 9, 2009

The proposal requests the board to prepare a report to shareholders on how the company ensures that it is accountable for its environmental impacts in all of the communities where it operates.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Keith S. Crow, P.C.
To Call Writer Directly:
(312) 861-2181
kcrow@kirkland.com

200 East Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

January 9, 2009

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of the Domestic and Foreign Missionary Society of the Episcopal Church*
Exchange Act of 1934--Rule 14a-8(i)(12)(iii)

Dear Ladies and Gentlemen:

This letter is to inform you that ConocoPhillips ("ConocoPhillips" or the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statements in support thereof (the "2009 Proposal") received from the Domestic and Foreign Missionary Society of the Episcopal Church (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before ConocoPhillips expects to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2009 Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of ConocoPhillips pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2009 Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the 2009 Proposal deals with substantially the same subject matter as stockholders' proposals that were included in ConocoPhillips' 2006, 2007 and 2008 proxy materials (together, the "Previous Proposals").

THE 2009 PROPOSAL

The 2009 Proposal requests that ConocoPhillips' Board of Directors "report to shareholders, at reasonable costs and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates." The 2009 Proposal instructs that the "report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;

2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and

3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities."

A copy of the 2009 Proposal and all related correspondence from the Proponent is attached to this letter as Exhibit A.

ANALYSIS

The 2009 Proposal May Be Excluded Pursuant to Rule 14a-8(i)(12)(iii) Because It Deals With Substantially the Same Subject Matter as the Previous Proposals

Rule 14a-8(i)(12)(iii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been previously included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders if the proposal received less than 10% of the vote at that time. This rule is intended to prohibit efforts made by stockholders to present essentially the same proposal to a company's stockholders year after year, even though the proposal has not attracted a minimum level of stockholder support as required by the rule.

The 2009 Proposal and each of the Previous Proposals deal with substantially the same subject matter. The 2009 Proposal and the Previous Proposals each request that ConocoPhillips' Board of Directors "report to shareholders, at reasonable costs and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates." Further, the 2009 Proposal and the Previous Proposals each instruct that the reports should include identical categories of information (as set forth in the description of the 2009 Proposal above). The sole distinction between the 2009 Proposal and any of the Previous Proposals is contained in the supporting statements of the proposal submitted to the Company for the 2006 Annual Meeting of Stockholders (the "2006 Supporting Statements"). The 2006 Supporting Statements vary from the 2009 version of the supporting statements (as you will note in a review of Exhibit B), but the proposal itself remains substantially identical to the 2006 proposal. The Staff has made clear that when considering whether a proposal deals with substantially the same subject matter, it will focus on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language. See *SEC Release No. 34-20091* (August 16, 1983). The minor variations in the 2006 Supporting Statement do not affect the fact that the 2009 Proposal and each of the Previous Proposals deal with substantially the same subject matter. A copy of each of the Previous Proposals as they appeared in ConocoPhillips' 2006, 2007 and 2008 proxy statements are attached hereto as Exhibit B, in each case marked against the 2009 Proposal for your convenience.

As reported in ConocoPhillips' 10-Q for the quarter ended June 30, 2008, the relevant proposal presented at the Company's 2008 Annual Meeting of Stockholders received 85,871,110 votes for and 914,130,286 votes against (see Exhibit C). This equates to 8.6% of the vote in favor of the proposal. Consequently, the 2009 Proposal is excludable because this 8.6% vote falls short of the 10% threshold required pursuant to Rule 14a-8(i)(12)(iii) for resubmission of a substantially similar proposal within the subsequent three-year period. In determining this percentage, the Company properly disregarded abstentions and broker non-votes in accordance with the Staff's position on calculating votes for purposes of Rule 14a-8(i)(12). See *Staff Legal Bulletin No. 14, Question F.4* (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the 2009 Proposal may be omitted from ConocoPhillips' 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the 2009 Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

* * *

If you have any questions, require further information, or wish to discuss this matter, please call me at 312-861-2181. My facsimile number for future correspondence is 312-861-2200.

Sincerely,

Keith S. Crow, P.C.

Enclosures

cc: Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Domestic and Foreign Missionary Society of the Episcopal Church
815 Second Avenue
New York, NY 10017-4503 USA

Harry Van Buren
Staff Consultant
The Domestic and Foreign Missionary Society of the Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Nathan P. Murphy
ConocoPhillips

EXHIBIT A

The 2009 Proposal

See attached.

THE EPISCOPAL CHURCH
ADVOCACY CENTER

VIA FEDERAL EXPRESS

November 25, 2008

James J. Mulva
President and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Mr. Mulva:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 9,900 shares of ConocoPhillips common stock (held for the Society by The Bank of New York/BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2009 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in ConocoPhillips shares for the past year, and will hold at $2,000 in such shares through the 2008 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant of the Society's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

ConocoPhillips
Community Accountability

RESOLVED, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

Supporting Statement

ConocoPhillips (COP) ranked 3rd on a 2002 list of the worst U.S. corporate air polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it.
http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from COP's refinery operations. In January 2005, COP entered a voluntary settlement with U.S. EPA in which our company agreed to pay a $4.5 million fine and spend $525 million to cut harmful air emissions from nine of its U.S. petroleum refineries in seven states. This was the largest of 13 EPA settlements with oil refiners.

Refineries account for 5 percent of the country's dangerous air pollution, releasing sulfur dioxide and nitrogen oxide linked to lung and heart disease through stacks as well as cancer-causing benzene in wastewater. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05; http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email)

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities hosting their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

The proponents of this resolution are also particularly concerned about the effects of corporate activities on low-income areas and communities of color. At several COP refineries, the majority of the residents in the "fence-line communities" are African American.. One study has found that facilities like oil refineries operated in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities,* 58 Journal of Epidemiology and Community Health, 24-30 (2004). We believe that all communities have a right to clean air, water, and soil.

The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

EXHIBIT B

The Previous Proposals Marked Against the 2009 Proposal

See attached.

The 2009 Proposal Marked Against the 2008 Proposal

ConocoPhillips
Community Accountability

RESOLVED, that the shareholders request the Board of Directors to report to shareholders, at reasonable costs and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;

2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and

3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

Supporting Statement

ConocoPhillips (COP) ranked 3rd on a 2002 list of the worst U.S. corporate air polluters in terms of the
amount and toxicity of pollution, and the numbers of people exposed to it.
http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from COP's refinery operations. In January 2005, COP entered a voluntary settlement with U.S. EPA in which our company agreed to pay a $4.5 million fine and spend $525 million to cut harmful air emissions from nine of its U.S. petroleum refineries in seven states. This was the largest of 13 EPA settlements with oil refiners.

Refineries account for 5 percent of the country's dangerous air pollution, releasing sulfur dioxide and nitrogen oxide linked to lung and heart disease through stacks as well as cancer-causing benzene in wastewater. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05~~;~~**)**
http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email~~)~~

We believe that corporations have a moral responsibility to be accountable for their environmental impacts — not just effects on the entire ecosystem, but also direct effects on the communities ~~hosting~~**that host** their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

The proponents of this resolution are also particularly concerned about the effects of corporate activities on low-income areas and communities of color. At several COP refineries, the majority of the residents in the "fence-line communities" are African American. One study has found that facilities like oil refineries operated in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities*, 58 Journal of Epidemiology and Community Health, 24-30 (2004). ~~We believe that all communities have a right to clean air, water, and soil.~~

The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

The 2009 Proposal Marked Against the 2007 Proposal

ConocoPhillips
Community Accountability

RESOLVED, that the shareholders request the Board of Directors to report to shareholders, at reasonable costs and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;

2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and

3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

Supporting Statement

ConocoPhillips (COP) ranked~~ed~~**s** 3rd on ~~a 2002~~**the** list of ~~the~~ worst U.S. corporate air polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it. http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from COP's refinery operations. In January 2005, COP entered a voluntary settlement with U.S. EPA in which our company agreed to pay a $4.5 million fine and spend $525 million to cut harmful air emissions from nine of its U.S. petroleum refineries in seven states. This was the largest of 13 EPA settlements with oil refiners.

Refineries account for 5 percent of the country's dangerous air pollution, releasing sulfur dioxide and nitrogen oxide linked to lung and heart disease through stacks as well as cancer-causing benzene in wastewater. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05~~;~~**)** http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email~~)~~

We believe that corporations have a moral responsibility to be accountable for their environmental impacts — not just effects on the entire ecosystem, but also direct effects on the communities ~~hosting~~**that host** their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

The proponents of this resolution are also particularly concerned about the effects of corporate activities on low-income areas and communities of color. At several COP refineries, the majority of the residents in the "fence-line communities" are African American. One study has found that facilities like oil refineries operated in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities*, 58 Journal of Epidemiology and Community Health, 24-30 (2004). ~~We believe that all communities have a right to clean air, water, and soil.~~

The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

The 2009 Proposal Marked Against the 2006 Proposal

ConocoPhillips
Community Accountability

RESOLVED**Resolved**, that the shareholders request the Board of Directors to report to shareholders, at **a** reasonable costs and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;

2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and

3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

Supporting Statement:

ConocoPhillips (COP) ranked 3rd on a 2002 list of the worst U.S. corporate air polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it.
http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from COP's refinery operations. In January 2005, COP entered a voluntary settlement with U.S. EPA in which our company agreed to pay a $4.5 million fine and spend $525 million to cut harmful air emissions from nine of its U.S. petroleum refineries in seven states. This was the largest of 13 EPA settlements with oil refiners.

Refineries account for 5 percent of the country's dangerous air pollution, releasing sulfur dioxide and nitrogen oxide linked to lung and heart disease through stacks as well as cancer-causing benzene in wastewater. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution."
(Washington Post 1/28/05; http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email)

We believe that corporations have a moral responsibility to be accountable for their environmental impacts — not just effects on the entire ecosystem, but also direct effects on the communities hosting**that host** their facilities. *Communities are often the forgotten stakeholders in terms of corporate activities and impact.* No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. **Many corporations, for example, have improved their social performance with regard to**

employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations can responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices — including codes of conduct — is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations — especially with regard to the environment — make financial sense.

~~The~~**Finally, the** proponents of this resolution are ~~also~~ particularly concerned about the effects of corporate activities on ~~low-income areas~~**poor communities** and communities of color. ~~At several COP refineries, the majority of the residents in the "fence-line communities" are African American. One study has found that facilities like oil refineries operated in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities, 58 Journal of Epidemiology and Community Health, 24-30 (2004). We believe that all communities have a right to clean air, water, and soil.~~ The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

EXHIBIT C

Results of ConocoPhillips' 2008 Annual Meeting of Stockholders Relating to the Community Accountability Proposal

	Number of Shares			
	Voted For	Voted Against	Abstain	Broker Nonvotes
Stockholder Proposal on Community Accountability	85,871,110	914,130,286	196,049,043	200,455,024